UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Defense & Security Will Convert the Super Tucanos of the Smoke Squadron

Rio de Janeiro, April 10, 2013 – Embraer Defense & Security and the Brazilian Air Force (FAB) signed a contract, today, at LAAD Defence & Security, for providing aeronautical services—engineering, design, painting, modification, and reconfiguration, among others—for adapting and putting into operation 12 A-29 Super Tucano aircraft, from among those belonging to the Aeronautics Command, for use by the Aerial Demonstration Squadron, also known as the “Smoke Squadron” (“Esquadrilha da Fumaça”). This contract, in the amount of R$16 million, includes an aeronautics service package totaling R$10.1 million, and the option of providing ground support equipment and additional services, coming to R$5.9 million.

“We are honored to be a part of this historical moment of the FAB,” said Eduardo Bonini Santos Pinto, Senior Vice President, Operations, and COO of Embraer Defense & Security. “The addition of a modern aircraft, like the A-29 Super Tucano, to the operations of the Smoke Squadron, will contribute significantly to the FAB being able to continue fulfilling its mission of demonstrating its professionalism and of awakening a calling for aviation in Brazilian young people.”

“The A-29 Super Tucano flying in the livery of the Smoke Squadron is a source of great pride for the FAB, because it represents a unique opportunity for demonstrating, worldwide, a product that was conceived in conjunction with the Brazilian aeronautics industry, as well as its striking technology,” said Air Force Lieutenant-Brigadier Helio Paes de Barros Junior, FAB Commander-General of Support. “The Super Tucano will bring power and robust action to the Squadron’s demonstrations.”

About Embraer Defense & Security

With over 40 years of experience in providing Armed Forces around the world with superior platforms and systems to aid in their defense and security, Embraer Defense & Security has a growing presence in the global market, and plays a strategic role in Brazil’s defense system. Embraer Defense & Security’s product portfolio includes military airplanes, state-of-the-art radar technologies, unmanned aerial vehicles (UAV), and advanced information and communications systems, such as Command, Control, Communications, Computer, and Intelligence, Surveillance, and Reconnaissance (C4ISR) applications. Embraer’s airplanes and military solutions are in service with more than 50 armed forces in 48 countries.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense & security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer